SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis

In this MD&A, we, us, and our mean Bell Canada, its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2004 when reading this MD&A. We also encourage you to read Bell Canada’s MD&A for the year ended December 31, 2003 dated March 10, 2004 (Bell Canada 2003 MD&A).

You will find more information about us, including Bell Canada’s Annual Information Form for the year ended December 31, 2003 (Bell Canada 2003 AIF) and recent financial reports on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

A statement we make is forward-looking when it uses what we know today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on Bell Canada’s operations, financial condition and cash flows for the three months (Q2) and six months (YTD) ended June 30, 2004 and 2003.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, the outlooks provided in the Bell Canada 2003 MD&A dated March 10, 2004 remain unchanged.
     This MD&A contains forward-looking statements about Bell Canada’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs.
     It is important to know that:

  forward-looking statements in this MD&A describe our expectations on August 3, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed in this MD&A including, in particular, in Risks That Could Affect Our Business.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

NON-GAAP FINANCIAL MEASURES

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet

2     2004 Quarterly Report     Bell Canada

other payment obligations, or as a common valuation measurement in the telecommunications industry.
    EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income which is discussed in the Financial results analysis section of this MD&A. The table below is a reconciliation of EBITDA to operating income on a consolidated basis.

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

EBITDA	1,821	1,760	3,576	3,453
Amortization expense	(733)	(747)	(1,465)	(1,470)
Net benefit plans cost	(58)	(45)	(118)	(89)
Restructuring and other items	(13)	–	(16)	–

Operating income	1,017	968	1,977	1,894

We define free cash flow as cash from operating activities after capital expenditures, total dividends, interest on equity-settled notes and other investing activities.

Video services are television services provided to customers through our direct-to-home (DTH) satellites or by very high-speed digital subscriber line (VDSL) equipment.

FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and capital management.

About Our Business

Bell Canada is Canada’s largest communications company. Starting in the first quarter of 2004, we report our results of operations under four segments: Consumer, Business, Aliant and Other Bell Canada.
     Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Therefore, in addition to discussing our consolidated operating results in this MD&A, we discuss the operating results of each of our segments. See Note 2 to the unaudited consolidated financial statements for information about our segments.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel

3     2004 Quarterly Report     Bell Canada

This section reviews the key measures we use to assess our performance and how our results in Q2 2004 compare to our results in Q2 2003.	provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.
     The products and services we provide and our objectives and strategy remain substantially unchanged from those described in the Bell Canada 2003 MD&A.

The Quarter at a Glance

Overall, this quarter we achieved solid operating performance which translated into steady growth in earnings. We also made significant advancements on our key strategic imperatives.
     In our Consumer segment, we continued to deliver the broadband home with another quarter of solid revenue growth driven by strong gains in wireless, high-speed Internet and video services. Our focus on profitability led to strong Consumer operating income performance.
     In our Business segment, we continued to experience growth in the SMB market and a strengthening in the underlying IP-connectivity and Value-Added Solutions (VAS) performance within the enterprise market, as well as, solid wireless performance. These positive trends combined with continued operational improvements led to strong operating income growth. Revenues declined slightly mainly as a result of our exit from the low margin cabling business, the completion of the Hydro-Québec outsourcing contract and lower revenues from the Government of Alberta (GOA) contract at Bell West.
     Within the Other Bell Canada segment, our wholesale business continued to face market challenges reflecting year-over-year revenue and operating income declines. However, the rate of decline continued to slow in the quarter, in fact, the trajectory of the wholesale business has continued to improve.

CUSTOMER CONNECTIONS

  Wireless – In the second quarter we achieved solid customer gains in wireless, while accomplishing a key operational initiative this quarter of migrating to a new billing platform for our wireless customers. The new platform will enable the consolidation of wireless into our single bill, providing simplified information to our customers, lower our costs, as well as enhancing our abilities to bundle our products and services. In total, our subscriber base reached 4,599,000, an increase of 12.2% over last year, reflecting solid gains this quarter. We added 95,000 customers this quarter, fewer than the 131,000 achieved in Q2 2003. However, in light of our new billing system introduction, our focus was to ensure service levels and orderly billing migration of existing customers, rather than aggressively pursuing growth. In anticipation of the billing conversion, we focussed on acquiring customers earlier in the year. Blended churn of 1.3% for the second quarter remained stable compared to the previous quarter and improved from 1.4% in the same period last year.
  High-Speed Internet – Our digital subscriber line (DSL) high-speed Internet business added 73,000 subscribers this quarter growing our subscriber base to 1,670,000, an increase of 30% over Q2 2003. Consumer achieved the strongest Q2 ever with consumer DSL net additions this quarter representing 73% of the total net additions, while business and wholesale accounted for the balance. Subscriptions to Sympatico’s value-added services increased by 86,000 to reach a total of 433,000 at the end of the quarter.

4     2004 Quarterly Report     Bell Canada

  Video – Our video business gained 24,000 customers this quarter, significantly outpacing growth in the first quarter of the year and increasing by more than 30% compared to net additions in Q2 2003. Total subscribers reached 1,427,000, 6.9% higher compared to the same period last year.
  Network Access Services (NAS) – Our NAS in service declined by 79,000 this quarter reflecting seasonal trends typical of the province-wide Québec moving day in July and the student move during the second quarter. It also reflects losses to competition and substitution effects from both wireless and high-speed Internet services.

OPERATING REVENUES

Revenues reached $4,172 million for the second quarter of 2004 growing 1.0% compared to the same quarter last year, an improvement over Q1 of this year. Consumer revenues grew by 5.1% driven by strong wireless, Internet access and video services, partly offset by a 9.5% revenue decline in the Other Bell Canada segment due mainly from lower wholesale revenues and by a slight revenue decline of 0.8% in the Business segment.

OPERATING INCOME AND EBITDA

We achieved operating income of $1,017 million this quarter, reflecting growth of $49 million, or 5.1%, over the same period last year. Higher revenues and productivity savings more than offset increases in costs driven by volume increases, a higher net benefit plans cost and a number of restructuring and other items in Q2 2004. These consisted mainly of the following:

  a provision of $110 million for the GOA SuperNet contract
  a credit of $75 million for the payment by MTS to Bell Canada for unwinding various commercial agreements and settling its lawsuits against MTS and Allstream.

     Our EBITDA for the second quarter of 2004 grew to $1,821 million or 3.5% higher than Q2 2003 EBITDA of $1,760 million. This increase was mainly driven by higher EBITDA in the Consumer and Business segments offset somewhat by decreases in the Aliant segment, reflecting the impact of its employee strike, as well as the Other Bell Canada segment.
     Our EBITDA margin grew to 43.6% in the quarter, a 1.0 percentage point increase over Q2 2003, reflecting margin improvement in most of our segments. The improvement was driven by cost containment efforts resulting in better management of acquisition costs per gross activation in wireless, as well as a greater emphasis on more profitable contracts within the enterprise and wholesale markets.

NET EARNINGS

Net earnings applicable to common shares for Q2 2004 were $567 million compared to net earnings of $529 million reflecting an increase of $38 million. This increase resulted mainly from improved operating performance and a decrease in interest expense stemming from lower debt levels.

CAPITAL EXPENDITURES

Capital expenditures for the quarter reached the planned levels of $715 million or 17.1% of revenues up from $659 million, or 16.0% of revenues, for the same period last year. This increase reflects a mix of higher spending in growth areas of the business and reduced spending in the legacy areas. About 40% of the year-to-date capital spending represented investments on our strategic initiatives such as the migration to a single IP-Multi-Protocol Label System (MPLS) network, our very high-speed digital subscriber line (VDSL) strategy, our DSL footprint expansion facilitated through the rollout of fibre-to-the-node, and productivity initiatives.
     Capital expenditures for the Consumer segment increased over Q2 2003 to focus on growth projects such as DSL expansion and billing modernization and productivity initiatives, including

5     2004 Quarterly Report     Bell Canada

contact centre tools aimed at improving customer service and reducing call times. Business segment capital expenditures also increased over Q2 2003 in line with our goals of higher spending in the SMB business partly offset by reduced enterprise spending.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for Q2 2004 totalled $1,089 million, down $140 million compared to the same period last year due to working capital impacts primarily associated with the introduction of the new wireless billing platform in May of this year. As anticipated, a higher level of accounts receivable resulted from the expected billing delays associated with the billing migration process. These billing delays are expected to be normalized by October 2004 and accounts receivable balances are expected to return to normal levels in the fall.
     Free cash flow of negative $64 million for the second quarter of 2004 was up $99 million from the negative $163 million of free cash flow achieved in Q2 2003. This increase reflected mainly a decrease in total cash dividends paid and interest paid on equity-settled notes, partly offset by the negative working capital impact from the new billing migration for wireless customers and higher capital expenditures.
     Before the payment of common dividends, our free cash flow of $326 million this quarter was less than free cash flow of $494 million in the same period last year.
     Our net debt to total capitalization ratio improved to 48.0% at the end of the quarter from 49.2% at December 31, 2003, reflecting net debt reduction. The net debt improvement resulted primarily from a decrease of $450 million in short-term cash advances made to Bell Globemedia and year-to-date positive free cash flow of $31 million, partly offset by business acquisitions.

EXECUTING ON OUR PRIORITIES

Setting the Standard in Internet Protocol (IP)
 In the second quarter this year, we continued our advancement to set the IP standard. At the end of June 2004, 55% of the traffic on our core network was IP-based, on target for our objective of having 100% of our core traffic moving on a pervasive national IP-MPLS network by the end of 2006. We expect that 60% of the traffic on our core network will be IP-based by the end of 2004. We also received CRTC approval to stop selling Megastream data services this quarter to customers who do not currently use these services which will facilitate our migration from legacy data networks.
     With respect to our objective of having 90% of customers able to access a full suite of IP services by the end of 2006, we continued to make significant advances.

  Our DSL footprint in Ontario and Québec reached 81% of homes and business lines passed by the end of the quarter compared to 78% at the end of the second quarter of 2003. This increase was in part due to the deployment of new high-density DSL remotes which began in April 2004.
  On June 14, 2004, we announced the launch of our Managed IP Telephony service for enterprise customers. This service offers innovative features, including access to a wide variety of applications such as point-to-point video, integration with e-mail, click-to-call, find-me-follow-me, instant messaging and the ability to use multi-media functions across a business.

Simplicity and Service
 In Q2, we made significant progress towards our overall objective of delivering simple and innovative integrated communication services to our customers.
     In our Consumer segment, the number of customers subscribing to The Bell Bundle (a combination of wireless, Internet and video services in one simple offer for customers taking Bell Canada’s long distance services) increased this quarter by 68,000. Since the launch of The Bell Bundle last September, approximately 200,000 customers have subscribed. During the quarter, 44% of

6     2004 Quarterly Report     Bell Canada

new Bundle activations included the sale of at least one new service, a four percentage point improvement since the previous quarter.
     The Bell Bundle was enhanced this quarter with the launch of a $5/month long distance plan for 1,000 minutes of calls anywhere in Canada and the U.S. available only to The Bell Bundle subscribers. This offer will leverage our long distance customer base to drive sales of our growth services such as wireless, Internet and video, as well as capitalize now on the value of our long distance business, which is expected to decline over the long term. Since its availability on June 22, 2004, activation levels and the take rate of new services have been strong, even though commercial advertising only began at the end of July.
     On June 9, 2004, we launched Sympatico.MSN.ca in partnership with Microsoft. Sympatico.MSN.ca is a single portal combining the best features and Internet tools of MSN Canada with the rich broadband content and innovative services of Sympatico.ca. At the same time, we introduced Sympatico with MSN premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls. This announcement is another illustration of the benefits of our partnership with Microsoft, an industry leader in software innovation. To date, Sympatico.MSN.ca has become the most visited online destination in Canada, with total visits exceeding those of both of the previous sites combined.
     A key part of our strategy to win the broadband home was advanced this quarter with Bell Canada’s application to the CRTC for a broadcast licence to offer video services to single family homes in major centers in Ontario and Québec. If the licence is granted, it will allow us to deliver video services terrestrially, as well as by satellite as we do today. Our terrestrial offering will use fiber from the central office to the neighbourhood, our new high-density DSL remotes at the neighbourhood node, and higher speed DSL technologies from the neighbourhood node to the customers’ home.
     For enterprise customers, in addition to the launch of our Managed IP Telephony service, we also enhanced our portfolio of value-added services:

  On June 8, 2004, we announced the purchase of Infostream Technologies Inc. (Infostream), a systems and storage technology firm to address customer needs for secure reliable information storage and redundant back-up capabilities.
  On June 15, 2004, we announced the launch of our Institutional Trade Management solution providing institutional investors with connectivity from their trading systems to counterparties locally and globally.
  On June 30, 2004, we acquired Emergis’ Security business.

Focus on Telecom
 On May 26, 2004, we announced an agreement to purchase the Canadian assets of 360networks Corporation (360networks) for $275 million. The transaction will give Bell Canada an extensive fiber network that includes leading-edge local facilities in Vancouver, Victoria, Calgary, Edmonton and other cities providing access to almost 200 additional office buildings. Combined with 100% ownership of Bell West, this transaction will represent a meaningful step in our strategy to accelerate the growth of our business in Western Canada. In addition, we have an agreement in place to sell significant portions of 360networks’ retail customer operations and certain assets in Eastern Canada to Call-Net Enterprises Inc. The transaction is expected to close late in Q3 2004 or early in Q4 2004, subject to all terms and conditions under the purchase contract being met.
     In addition, on August 3, 2004, we acquired full ownership of Bell West by completing the repurchase of Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West for $645 million in cash.

7     2004 Quarterly Report     Bell Canada

     On June 30, 2004, BCE Inc. settled its lawsuits for damages against MTS and Allstream Inc. (Allstream) for a cash payment of $75 million and certain other consideration. The lawsuits were launched as a result of MTS’s announcement to purchase Allstream, which caused MTS to be in breach of the rights Bell Canada had under various agreements in place between the companies. With this settlement and the resulting purchase of Allstream by MTS, we no longer consider our investment in MTS as strategic and have announced our intention to divest our remaining interest in MTS. Bell Canada and MTS will continue their commercial relationship, however, with Bell Canada being the preferred supplier of wholesale services to MTS/Allstream.

Labour negotiations
 After an extended negotiation process with the representatives of the Communications, Energy and Paperworkers’ Union of Canada (CEP) which represents the company’s approximately 7,100 technicians, Bell Canada made a final offer to the union on July 20, 2004. On July 22, 2004, the CEP informed Bell Canada that it will take this offer for settlement to a vote by its members. The union’s local leadership, however, narrowly voted to recommend that Bell Canada’s technicians reject the company’s offer. Our final offer represents an improvement over the previous offer that was narrowly rejected by 62% of the members on July 12, 2004. As indicated by the CEP, the vote will take place over the coming weeks with the results to be announced on August 16, 2004. We remain fully prepared for a work stoppage and our highest business priority will be maintaining service to customers.

Voluntary employee departure program
 In June 2004, Bell Canada announced a two-phase voluntary employee departure program. The first phase is a voluntary early retirement (VER) plan and the second phase is a voluntary departure plan. The details of the VER plan were announced in June and the details of the voluntary departure plan will be announced after the conclusion of the VER plan. Approximately 4,500 employees are eligible for the VER plan. The plan will also be extended to 2,500 technicians who are members of the CEP, if our offer of July 20, 2004 for a new collective agreement is accepted.

This section provides detailed information and analysis about our performance in Q2 2004 compared to Q2 2003. It focuses on our consolidated operating results and also provides financial information for each of our reportable operating segments.

Financial Results Analysis OPERATING REVENUES

	Q2 2004	Q2 2003	% change	YTD 2004	YTD 2003	% change

Consumer	1,858	1,768	5.1%	3,683	3,497	5.3%
Business	1,441	1,452	(0.8%)	2,876	2,871	0.2%
Aliant	526	517	1.7%	1,030	1,018	1.2%
Other Bell Canada	468	517	(9.5%)	942	1,069	(11.9%)
Inter-segment eliminations	(121)	(124)	2.4%	(253)	(242)	(4.5%)

Total operating revenues	4,172	4,130	1.0%	8,278	8,213	0.8%

BY SEGMENT

Consumer
 Consumer revenues in the second quarter grew by 5.1% to $1,858 million and 5.3% to $3,683 million on a year-to-date basis driven by higher wireless, Internet access and video service revenues, as a result of continued subscriber growth for each of these services. These increases more than offset stable declines in long distance and local and access revenues.

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Wireless
 Consumer wireless revenues increased this quarter and on a year-to-date basis compared to the same periods last year. This increase was achieved primarily from year-over-year growth in our subscriber base, including the strong sales programs initiated during Q1. The latter half of the second quarter was focused on achieving a key operational milestone of migrating the entire customer base to a new billing platform, while maintaining optimal service levels. This new billing platform will enable the consolidation of wireless into our single bill.
     Strong growth in wireless data continued as a result of our significant strategic partnerships. These partnerships, which included the NHL, Canadian Idol, Spider-Man 2, and the Olympics, allowed Bell Canada to deliver exclusive ringtones, screensavers, downloadable games and text messaging promotions and services. In addition, Bell Canada continued to lead in North America in Location- Based Services. These included e9-1-1 service, our MapMe application allowing customers to upload city maps directly to their handset, and the upcoming interactive location-based java games where changes to a customers’ physical location alter the gaming experience.

Data
 Consumer data revenue growth of approximately 22% for both this quarter and on a year-to-date basis was driven by an approximate 30% increase in our High-Speed Internet customer base reflecting the benefits of our customer retention efforts which translated to a 0.1 percentage point improvement in churn. Consumer DSL net additions in this quarter reflected the strongest Q2 ever. Bell Sympatico value-added services such as Desktop Anti-Virus and Desktop Firewall added 86,000 subscriptions this quarter and 146,000 for the first six months of 2004, for a total count of 433,000 as at June 30, 2004.
     On June 9, 2004, we launched the Sympatico.MSN.ca web portal in partnership with Microsoft. Sympatico.MSN.ca is a single super portal combining the best features and Internet tools of MSN Canada with the rich broadband content and innovative services of Sympatico.ca. At the same time, we introduced Sympatico with MSN premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls. This announcement is just another illustration of the benefits of our partnership with Microsoft, the industry leader in software innovation.
     Further enhancements for Sympatico customers were introduced more recently, including 2 GB of e-mail storage space and several key security features at no extra charge. We also launched the Sympatico Music Store during the quarter, which provides Canadians the choice to download music from a rapidly growing catalogue of more than 250,000 songs.

Video
 Video service revenues for the second quarter of 2004 grew to $211 million and to $418 million on a year-to-date basis reflecting year-over-year increases of 11.1% and 13.9%, respectively, compared to the same periods last year driven by growth in our subscriber base and average revenue per subscriber (ARPS). Our total video customer base reached 1,427,000, up 6.9% compared to 1,335,000 customers at the end of Q2 2003.
     Video net additions totalled 24,000 for the quarter and 40,000 on a year-to-date basis, both up from the 18,000 and 31,000 achieved for the respective periods in 2003. The growth in net additions for the quarter reflected the positive customer response stimulated by our Two-TV bundle. In addition, growth in net additions on a year-to-date basis reflected higher advertising and marketing offers in the first quarter of the year compared to the same period last year. Over 85% of the customers added in the second quarter and since the beginning of the year committed to one or two-year contracts.

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     ARPS per month increased by $2 for the quarter and by $4 on a year-to-date basis to $49 for each respective period compared to the same periods last year. Higher ARPS resulted from the introduction of the $2.99 system access charge effective April 28, 2003 and a higher number of customers paying the additional receiver charge fee. On a year-to-date basis ARPS was also impacted by the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003. These increases were partly offset by lower pay-per-view revenues.
     We continued to make improvements on our industry leading levels of customer retention achieving churn per month of 1.0% for both the quarter and on a year-to-date basis compared to 1.1% for each of the respective periods last year.

Wireline
 Local and access revenues declined slightly for the quarter and on a year-to-date basis compared to the same periods last year mainly due to lower revenues from network access services and lower sales of SmartTouch features, partly offset by higher revenues from wireline insurance and maintenance plans. The network access services (NAS) decline reflected the impacts of continued substitution of wireline with wireless telephone service, losses to competition, as well as growth in high-speed Internet access subscribers which reduces the need for second telephone lines. Lower NAS compared to Q1 2004 reflected seasonal trends typical of the July Québec move and the student move during the second quarter.
     Long distance revenues in Q2 2004 and year-to-date were down approximately 7% compared to the same periods in 2003 primarily as a result of volume declines in domestic, overseas and U.S. minutes reflecting competition from non-traditional long distance providers, as well as pricing pressures in domestic long distance rates. Overall, the average revenue per minute stayed relatively constant in Q2 2004 and on a year-to-date basis compared to the same periods last year.

Bundles
 In our Consumer segment, the number of customers subscribing to The Bell Bundle (a combination of wireless, Internet and video services in one simple offer for customers taking Bell Canada’s long distance services) increased this quarter by 68,000. Since the launch of The Bell Bundle last September, approximately 200,000 customers have subscribed. During the quarter, 44% of new Bundle activations included the sale of at least one new service, a four percentage point improvement over the previous quarter.
     The Bell Bundle was enhanced this quarter with the launch of a $5/month long distance plan for 1,000 minutes of calls anywhere in Canada and the U.S. available only to The Bell Bundle subscribers. This offer will leverage our long distance customer base to drive sales of our growth services, such as wireless, Internet and video, as well as capitalize now on the value of our long distance business, which is expected to decline over the long term. Since its availability on June 22, 2004, activation levels and the take rate of new services have been strong, even though commercial advertising only began at the end of July.

Business
 Business segment revenues this quarter were $1,441 million, or 0.8% lower than Q2 2003 and on a year-to-date basis were $2,876 million, or 0.2% higher than the same period last year. In both these cases, increases in wireless revenues and terminal sales and other revenue growth were offset by declines in data revenues and to a lesser degree, declines in long distance and local and access revenues.

10 2004 Quarterly Report Bell Canada

Enterprise
 Revenues from enterprise customers decreased this quarter and on a year-to-date basis, as declines in local and access, long distance and data revenues more than offset growth in wireless and terminal sales and other revenues. Data revenues declined reflecting the completion of the Hydro-Québec outsourcing contract and expected decreases from our exit from the cabling business, starting in the fourth quarter of last year.
     Despite the overall decline in enterprise data revenues, our IP-based connectivity and VAS revenues continue to grow significantly. We estimate that 40% of our enterprise data revenues are now IP-based. At the end of the quarter, well over half of our very large enterprise customers utilise some element of our VAS portfolio, which represents an increase of approximately 30% since December 2003. Key customer wins in the quarter demonstrate our success:

  With the recent launch of our Global IP network services, we were able to secure an approximate $70 million, 3-year contract with options to renew for an additional 4 years, with the Department of Foreign Affairs and International Trade of the Government of Canada. As the first major international win for the Bell/Infonet partnership, this demonstrates our ability to provide IP services on a global basis.
  The win of the Enterprise Rent-a-Car contract of $12 million for 55 months to provide a nationwide area network across 290 sites, which has been structured to allow migration from legacy frame to an IP core network, a good example of progress on our plans to migrate to IP.
  The win of the CanPar contract for $2.8 million over 3 years to provide a total solution high-speed IP service to its fleet of courier trucks highlights our capabilities to design wireless solutions that may also be sold to other fleet management companies.

     Furthermore, during the quarter, we expanded our capabilities to offer IP services.

  We launched our Managed IP Telephony service for enterprise customers. This service offers innovative features, including access to a wide variety of applications such as point-to-point video, integration with e-mail, click-to-call, find-me-follow-me, instant messaging and the ability to use multi-media functions across the enterprise.
  We acquired Infostream, a systems and storage technology firm, to address customer needs for secure and reliable information storage and redundant back-up capabilities.

SMB
 Revenues from our SMB customers increased this quarter and on a year-to-date basis reflecting increases in wireless, data, and terminal and other revenues with just a slight decrease in long distance revenues and essentially flat local and access revenues. Terminal sales and other revenue increases reflected recent business acquisitions while data revenue growth was driven by continued strong growth in DSL high-speed Internet access services. Long distance revenues decreased only slightly as the network charge introduced in Q3 2003 largely offset declines in pricing and volumes related to competitive pressures. During the quarter we acquired Charon Systems Inc. (Charon), an IT solutions provider, as part of our strategy to become the “Technology Advisor” to SMB customers.

Bell West
 Bell West continued to grow its customer base leading to increases in local and access revenues for both the quarter and year-to-date. Data revenues declined, however, as a result of lower GOA construction revenues this quarter and year-to-date in the amount of approximately $30 million this quarter and approximately $50 million on a year-to-date basis.

11     2004 Quarterly Report     Bell Canada

Aliant
 Aliant segment revenues increased to $526 million or 1.7% higher for the second quarter and to $1,030 million or 1.2% higher on a year-to-date basis compared to the same periods last year driven by growth in wireless, Internet services and an increase in IT fulfillment sales which more than offset revenue declines from long distance and data revenues. On April 23, 2004, Aliant’s unionized workforce of approximately 4,300 employees represented by the Council of Atlantic Telecommunication Unions began a labour disruption. The labour disruption has negatively impacted Q2 2004 operating revenues by an estimated $9 million related to lower service charges on new installations, product sales and consumer and business long distance pricing, as well as reduced data and Internet growth.
     Aliant wireless revenues grew 16% in the quarter and 17% on a year-to-date basis compared to the same periods last year. This growth was driven by a 10.5% increase in Aliant’s wireless customer base, including a 36% increase in digital customers, reflecting the positive response to the extensive dealer supported network, pricing offers and the expansion of digital cellular service into new areas. In addition, average revenue per unit (ARPU) was up $3 for the quarter and $4 on a year-to-date basis compared to the same periods last year reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
     The decrease in long distance revenues in the quarter and on a year-to-date basis compared to last year reflected declines in long distance volumes and rates. Consumer minute volumes were down due to customer losses to competition and increased substitution of long distance calling with Internet and wireless options by customers. Business long distance minutes also declined due to competitive losses and a reduction of contact center activity.
     Data revenues for the quarter and on a year-to-date basis were essentially flat as higher Internet revenues were offset by data network rationalization by Aliant’s larger customers reducing the need for data circuits. Aliant’s increase in Internet revenues stemmed from subscriber growth reflecting the expansion of high-speed Internet service into new areas, the growing popularity of enhanced service features, targeted pricing action and the benefits of customer retention efforts translating to churn improvement.
     Terminal sales and other revenues were up this quarter compared to 2003 primarily from higher IT fulfillment sales revenues. On a year-to-date basis, however, IT service and fulfillment sales were down as a result of reduced government spending experienced in Q1 of this year.

Other Bell Canada
 The Other Bell Canada segment revenues of $468 million in the quarter and $942 million year-to-date reflected decreases of $49 million or 9.5% and $127 million or 11.9%, respectively compared to the same periods last year. These declines resulted mainly from lower long distance and data revenues in our wholesale business reflecting the impacts of competitive pricing pressures, as well as customers migrating services to their own network facilities. Wholesale long distance revenues were also impacted by our decision last year to exit certain contracts and promotional offers for international switched minutes that had minimal margins. As a result, the rate of decline continued to slow in the quarter and on a year-to-date basis and the trajectory of the wholesale business has been improving.

12     2004 Quarterly Report     Bell Canada

BY BELL CANADA CONSOLIDATED PRODUCT LINES

The following table shows Bell Canada’s consolidated revenues by product line. In addition to discussing our financial results by business segment, we believe that a separate discussion of Bell Canada’s consolidated revenues by product line provides further insight into management’s view of our financial results.

	Q2 2004	Q2 2003	% change		YTD 2004	YTD 2003	% change

Local and access	1,401	1,404	(0.2%	)	2,780	2,790	(0.4%	)
Long distance	572	615	(7.0%	)	1,178	1,301	(9.5%	)
Wireless	698	607	15.0%		1,349	1,158	16.5%
Data	870	936	(7.1%	)	1,762	1,856	(5.1%	)
Video	211	190	11.1%		418	367	13.9%
Terminal sales and other	420	378	11.1%		791	741	6.7%

Total Bell Canada	4,172	4,130	1.0%		8,278	8,213	0.8%

Local and Access
 Local and access revenues of $1,401 million for the quarter and $2,780 year-to-date, declined marginally compared to the respective periods last year mainly as a result of lower NAS, lower SmartTouch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
     NAS in service declined by 130,000 or 1.0% over the second quarter of 2003 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and customers substituting wireline with wireless telephone service.

Long Distance
 Long distance revenues were $572 million for the quarter and $1,178 million year-to-date, reflecting year-over-year decreases of 7.0% and 9.5%, respectively, compared to the same periods in 2003. These declines were driven by our exit of certain international wholesale contracts with minimal margins, competitive pressures in business and consumer domestic, overseas and U.S. minute volumes, as well as, some pressure in consumer domestic rates.
     Overall, conversation minutes this quarter declined 8.4% to 4,498 million, and 7.2% to 9,076 million on a year-to-date basis compared to the same periods last year. The decline in conversation minutes this quarter was accompanied by a stable average revenue per minute (ARPM) of $0.12. Year-to-date in 2004, ARPM remained relatively flat compared to the first half of 2003.

Wireless
 Wireless service revenues for the quarter were $698 million, up 15.0% from Q2 2003. On a year-to-date basis, revenues increased 16.5% to $1,349 million over the same period last year. In each case, the increase was driven by a rise in the subscriber base and higher average revenue per unit.
     Our total cellular and PCS subscriber base reached 4,599,000 at the end of this quarter, an increase of 12.2% over last year, reflecting a greater focus on customer growth in Q1 of this year and solid gains this quarter. Including paging subscribers, our total wireless customer base totalled 5,068,000.
     We gained 95,000 new customers for the quarter and 187,000 on a year-to-date basis. This was anticipated to be lower than the 131,000 and 201,000 net additions achieved for the same respective periods in 2003, as we put less emphasis in the quarter on aggressive subscriber growth in order to focus on completing a key operational milestone in the quarter by migrating all our wireless customers onto our new billing platform and maintaining a strong focus on ensuring service levels during the migration.

13     2004 Quarterly Report     Bell Canada

     With 82% of net activations for the quarter, and 79% on a year-to-date basis, coming from post-paid rate plans, we ended the quarter with 76% of our total cellular and PCS customer base consisting of post-paid subscribers.
     Blended ARPU of $50 for the quarter and $48 on a year-to-date basis was up $2 for each respective period compared to last year, driven by an increase in post-paid ARPU and an increase in post-paid subscribers as a percentage of the total base. Higher revenues from data services, long distance, value-added services, and greater usage led to a $2 per month increase in post-paid ARPU for both the second quarter and on a year-to-date basis compared to the same periods last year. Prepaid ARPU of $11 this quarter was down $1 over Q2 2003 while remaining stable on a year-to-date basis over the last year.
     Our continued focus on churn management translated to a post-paid churn rate of 1.1% for the quarter and on a year-to-date basis, improving 0.2 percentage points over each of the respective periods last year. Blended churn of 1.3% for both this quarter and on a year-to-date basis improved by 0.1 percentage points over the same periods last year.

Data
 Data revenues of $870 million in the second quarter and $1,762 million year-to-date reflected decreases of 7.1% and 5.1%, respectively, compared to the same periods last year. In each case, growth from high-speed Internet services was more than offset by lower construction revenues from Bell West related to the GOA contract, declines resulting from competitive pricing and volume pressures including wholesale customers migrating their traffic onto their own networks, the completion of the Hydro-Québec contract, and our exit from the low margin cabling business starting in the fourth quarter of last year.
     The number of high-speed Internet subscribers increased by 73,000 this quarter and 188,000 on a year-to-date basis, bringing our total subscriber count to 1,670,000. Total dial-up customers amounted to 807,000 at the end of Q2 2004 compared to 911,000 at the end of Q2 2003.

Video
 See discussion under Consumer Segment

Terminal Sales and Other
 Terminal sales and other revenues were $420 million this quarter or 11.1% higher than Q2 2003, and $791 million year-to-date or 6.7% higher than the same period last year. These increases reflected higher consumer equipment sale revenues (wireless handsets, satellite dishes and receivers) and the impact of several smaller business acquisitions (Infostream, Elix, Accutel and Charon).

OPERATING INCOME

	Q2 2004	Q2 2003	% change		YTD 2004	YTD 2003	% change

Consumer	560	503	11.3%		1,086	996	9.0%
Business	227	199	14.1%		468	389	20.3%
Aliant	92	122	(24.6%	)	174	203	(14.3%	)
Other Bell Canada	138	144	(4.2%	)	249	306	(18.6%	)

Total operating income	1,017	968	5.1%		1,977	1,894	4.4%

CONSOLIDATED

Our operating income grew to $1,017 million for the quarter, up 5.1% over the same quarter in 2003. This increase was driven by revenue growth partly offset by higher operating expenses and a higher net benefit plans cost. The higher operating expenses in the second quarter reflected the negative impact from Aliant’s labour disruption, higher corporate expenses, higher costs of acquisition for video subscribers driven in part by stronger growth, as well as higher contact centre agent costs

14     2004 Quarterly Report     Bell Canada

to support customer service levels in our growth businesses. These increases were partly offset by lower settlement expenses resulting from lower overseas and domestic rates and volumes, and lower contribution expense. On a year-to-date basis, operating expenses remained essentially flat despite the increase in revenues which more than offset higher net benefit plans cost and amortization.
     Wireless costs of acquisition (COA) of $413 per gross activation, improved by $22 over Q2 2003 and reflected the lowest COA per gross activation over the last four quarters, driven primarily from improved handset pricing. On a year-to-date basis COA of $434 per gross activation was up $20 compared to last year reflecting competitive pressure on handset pricing and higher sales of more feature-rich 1x handsets in Q1 2004.
     The COA for video services increased year-over-year by $37 to $570 per gross activation for the quarter and by $95 to $610 per gross activation on a year-to-date basis, reflecting higher hardware and marketing costs, partly offset by the purchasing power of a stronger Canadian dollar. Hardware costs increased as more customers purchased second receivers, while higher marketing costs reflected the free installation promotion for contract term offers.
     Amortization expense of $733 million for the quarter and $1,465 million on a year-to-date basis represent a $14 million and a $5 million decline, respectively, compared to the same periods last year. These declines resulted primarily from an increase in the useful life of Bell Canada’s internal-use software from 3 to 4 years, effective October 1, 2003, partly offset by an increase in our capital asset base relating to prior year capital expenditures.
     Net benefit plans cost totalled $58 million for the quarter and $118 million year-to-date, reflecting year-over-year increases of $13 million and $29 million compared to the same periods last year. These increases resulted primarily from a higher accrued benefit obligation based on our most recent actuarial valuation.
     In 2001, we entered into a contract with the GOA to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. It is a fixed price contract that is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004 and individual provincial and municipal buildings now are being connected to the network. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect these buildings to the network, and higher average construction costs. Based on our current cost estimates, we recorded a provision of $110 million for this contract. Bell Canada is pursuing a number of initiatives focused on both minimizing costs to complete the network and providing additional services to our small and medium enterprise customers that will generate additional revenues. In addition, some of Bell Canada’s existing wholesale traffic that currently travels on competitor networks will be rerouted onto this network.
     Bell Canada is also constructing and will own the portion of the network in the province of Alberta that will serve urban communities. Together, the two networks are known as the SuperNet. Although the cost of the rural portion of the project has escalated, the completion of the SuperNet, combined with our acquisition of 360networks, represent achievement of our strategic initiative to have a ubiquitous network in Western Canada.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle BCE Inc.’s lawsuits against MTS and Allstream. The terms of the settlement included, amongst other things, a payment of $75 million by MTS to Bell Canada, which was recorded as a restructuring and other item in Q2 2004, and received on August 3, 2004, for unwinding the various commercial agreements. Please see the Financial and Capital Management section of this MD&A for more information on the terms of the settlement.

15     2004 Quarterly Report     Bell Canada

     We also recorded a credit of $23 million in Q2 2004 relating mainly to the reversal of previously recorded restructuring charges, which were no longer necessary given the introduction of a new voluntary employee departure program.
     In June 2004, Bell Canada announced a two-phase voluntary employee departure program. The first phase is a voluntary early retirement (VER) plan and the second phase is a voluntary departure plan. The details of the VER plan were announced in June and the details of the voluntary departure plan will be announced after the conclusion of the VER plan. Approximately 4,500 employees are eligible for the VER plan. The plan will also be extended to 2,500 technicians who are members of the CEP, if our offer of July 20, 2004, for a new collective agreement is accepted. We will record an expense in Q3 2004, as employees volunteer under the plans. The total expense will depend largely on the number of employees who volunteer under each plan, which is currently not determinable.

BY SEGMENT

Consumer
 The Consumer segment achieved strong operating income growth of 11.3% this quarter to $560 million and 9.0% to $1,086 million year-to-date reflecting the increase in revenues combined with higher margins partly offset by higher amortization and net benefit plans cost compared to the same periods last year.
     Higher costs resulted from sales volume increases combined with higher COA for video services and a higher number of contact centre agents to support customer service levels in our growth businesses.
     These increases, however, were somewhat offset by lower settlement expenses resulting from lower overseas and domestic rates and volumes, reduced billing costs, lower contribution expense and our continued focus on productivity.

Business
 The Business segment achieved further operating income growth of 14.1% this quarter to $227 million and 20.3% to $468 million year-to-date as a result of our focus on improving profitability of this segment despite the 0.8% decline in revenues this quarter. Amortization expenses and net benefits plan cost were higher compared to last year both this quarter and year-to-date.
     In the enterprise unit, our continued focus on more profitable contracts, as well as overall productivity, led to reductions in selling, general and administrative expenses and costs of goods sold. Salary expenses were essentially unchanged as cost containment initiatives were largely offset by increased salary expense related to the business acquisitions (Infostream and Elix).
     Bell West incurred lower costs of goods sold related to the GOA SuperNet contract which more than offset higher salary expenses related to a growing workforce. Please see page 15 for a discussion of the $110 million provision related to the GOA contract.
     Our SMB unit had higher salary expenses and costs of goods sold related to its business acquisitions (Accutel and Charon).

Aliant
 Aliant’s operating income for the second quarter was $92 million and $174 million on a year-to-date basis, reflecting year-over-year declines of $30 million or 24.6% and $29 million or 14.3%, respectively, compared to the same periods last year.
     The estimated impact on operating income of the current labour disruption is approximately $21 million reflecting an estimated negative impact on revenue of $9 million and $12 million on operating expenses. Higher operating expenses from the labour disruption relate mainly to costs associated with security requirements and property repairs to enable operations to continue with relatively little interruption. These costs were at their highest in the first month of the disruption when

16     2004 Quarterly Report     Bell Canada

equipping, repositioning and training of personnel was required. These costs were partially mitigated by salary expense savings from the strike.
     In addition, the year-over-year operating income declines reflected higher operating expenses from growth in wireless and Internet services which relate to commissions, subsidies, cellular phone and accessories and to actions in support of increased customer service levels, an increase in net benefits plan cost and a higher amortization expense resulting from a higher proportion of capital spending in broadband and wireless assets in recent years with overall shorter depreciable lives. These increases were partly offset by lower operating costs stemming from the Xwave restructuring in 2003 and reduced payments to the National Contribution Fund.

Other Bell Canada
 Operating income for the Other Bell Canada segment decreased this quarter by 4.2% to $138 million and decreased by 18.6% year-to-date to $249 million. Operating expenses improved this quarter and year-to-date as a result of exiting non-profitable contracts within the wholesale market and our focus on productivity. As expected, operating income in Q2 reflected an improvement compared to the 31.5% decrease experienced in Q1 as the impact of exiting these non-profitable contracts lessens during the year. Operating expenses at Télébec, NorthernTel and Northwestel were essentially flat compared to Q2 2003 and on a year-to-date basis. In addition, operating income this quarter also reflected restructuring and other items of $12 million which consisted of a provision for loss of $110 million relating to the contract with the GOA, a $75 million credit relating to the settlement with MTS and the reversal of $23 million of restructuring charges recorded in 2002 which were no longer necessary.

OTHER ITEMS

The table below is a reconciliation of operating income to net earnings applicable to common shares on a consolidated basis.

	Q2 2004	Q2 2003	% change		YTD 2004	YTD 2003	% change

Operating income	1,017	968	5.1%		1,977	1,894	4.4%
Other income	19	35	(45.7%	)	49	79	(38%	)
Interest expense	(216)	(232)	6.9%		(436)	(475)	8.2%

Pre-tax earnings from continuing operations	820	771	6.4%		1,590	1,498	6.1%
Income taxes	(245)	(199)	(23.1%	)	(441)	(382)	(15.4%	)
Non-controlling interest	9	(22)	140.9%		(1)	(41)	97.6%

Earnings from continuing operations	584	550	6.2%		1,148	1,075	6.8%
Discontinued operations	–	5	(100.0%	)	–	6	(100.0%	)

Net earnings	584	555	5.2%		1,148	1,081	6.2%
Dividends on preferred shares	(17)	(16)	(6.3%	)	(33)	(32)	(3.1%	)
Interest on equity-settled notes	–	(10)	100.0%		–	(25)	100.0%

Net earnings applicable to common shares	567	529	7.2%		1,115	1,024	8.9%

Net earnings improved by 7.2% to $567 million in Q2 2004 and 8.9% to $1,115 million on a year-to-date basis in 2004. The increases were mainly due to an improvement in operating income, a decline in interest expense and a decrease in interest on equity-settled notes, partly offset by the impact of the decrease in the principal amounts outstanding under the tax loss consolidation savings strategy, as described in note 7 to the financial statements.

17     2004 Quarterly Report     Bell Canada

OTHER INCOME

Other income of $19 million in Q2 2004 and $49 million on a year-to-date basis in 2004 represent a 46% and a 38% decline, respectively, compared to the same periods last year. The declines were mainly due to unfavourable foreign exchange variances and a decrease in interest income.
     In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been hedged previously. This removed the foreign currency risk on the principal amount of that debt, which has since minimized the effect of foreign exchange.

INTEREST EXPENSE

Interest expense of $216 million in Q2 2004 and $436 million on a year-to-date basis in 2004 represent a 6.9% and an 8.2% decline, respectively, compared to the same periods last year. This resulted from $750 million of debt repayments (net of issues) year-over-year. The decline in average debt levels was driven by positive free cash flows. The average interest rate in Q2 2004 and on a year-to-date basis in 2004 was 7.3%, which is comparable to the same periods last year.

INCOME TAXES

Income taxes of $245 million in Q2 2004 and $441 million on a year-to-date basis in 2004 represent a 23% and a 15.4% increase, respectively, compared to the same periods last year. The increases were mainly from the reduction of the principal amounts outstanding under the tax loss consolidation savings strategy and higher pre-tax earnings, partly offset by the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003.

NON-CONTROLLING INTEREST

Non-controlling interest credit of $9 million in Q2 2004 and an expense of $1 million on a year-to-date basis in 2004 represent significant improvements compared to the same periods last year. The improvements were due to lower earnings at Bell West, which included the loss on the GOA SuperNet contract, and lower earnings at Aliant.

INTEREST ON EQUITY-SETTLED NOTES

Interest on equity-settled notes amounted to nil in Q2 2004 and on a year-to-date basis in 2004, compared to $10 million and $25 million, respectively, in the same periods last year. In May 2003, we repaid all of our $2,068 million of equity-settled notes payable to Bell Canada Holdings Inc. (BCH) as part of an internal capital reorganization.

18     2004 Quarterly Report     Bell Canada

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management CAPITAL STRUCTURE

	Q2 2004	Q4 2003

Debt due within one year	1,269	1,165
Long-term debt	9,674	10,024
Less: Cash and cash equivalents	(422)	(398)

Total net debt	10,521	10,791
Non-controlling interest	1,559	1,627
Total shareholders’ equity	9,851	9,520

Total capitalization	21,931	21,938

Net debt to capitalization	48.0%	49.2%

Our net debt to capitalization ratio was 48.0% at the end of Q2 2004, an improvement from 49.2% at the end of Q4 2003. This reflected lower net debt and higher total shareholders’ equity.
     Net debt was reduced by $270 million to $10,521 million in the first six months of 2004. This was mainly from a decrease of $450 million in short-term cash advances made to Bell Globemedia and $31 million of free cash flow in the first six months of 2004. These were partly offset by $158 million invested in business acquisitions.
     Total shareholders’ equity increased $331 million to $9,851 million in the first six months of 2004. This was mainly a result of $323 million of net earnings in excess of the dividends declared on common and preferred shares in the first six months of 2004.

CHANGE IN COMPENSATION STRATEGY FOR 2004 AND IN THE FUTURE

Starting in 2004, the executive compensation policy has been redesigned to ensure close alignment and support with the company’s new direction and strategic objectives. Fundamentally, the new executive compensation policy is designed to drive a shift in culture toward greater individual accountability and higher levels of performance.
     The underlying philosophy is to remain conservative with regards to fixed compensation (such as base salary) while placing more emphasis on variable (at risk) compensation, through the use of short-term, mid-term and long-term incentive plans, which contain specific performance targets that must be met in order to trigger any payments.
     This will reinforce further the importance of meeting the annual financial drivers and the fashion in which they are delivered and provide us with the ability to attract and retain the type of executives needed to deliver at required performance levels.
     Changes to the key features in our stock-based compensation plans included:

  transferring approximately 50% of the value of the long-term incentive plan, where stock options had previously been granted, into a new mid-term plan under which restricted share units (RSUs) are used reducing the value of stock options granted in the long-term incentive plan by approximately 50% and changing the key design features.

19     2004 Quarterly Report     Bell Canada

SUMMARY OF CASH FLOWS

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

Cash from operating activities	1,089	1,229	2,284	2,091
Capital expenditures	(715)	(659)	(1,305)	(1,193)
Dividends paid	(437)	(704)	(940)	(1,093)
Interest paid on equity-settled notes	–	(24)	–	(47)
Other investing activities	(1)	(5)	(8)	(8)

Free cash flow from operations	(64)	(163)	31	(250)
Business acquisitions	(99)	(6)	(158)	(78)
Change in investments accounted for under the cost and equity methods	–	(3)	5	8
Decrease in advances made to an affiliated company under common control	–	–	450	270
Net repayment of debt instruments	(475)	(855)	(190)	(1,494)
Repayment of equity-settled notes	–	(2,068)	–	(2,068)
Contribution of capital	–	2,696	–	3,043
Financing activities of subsidiaries with third parties	(11)	14	(13)	21
Cash provided by (used in) discontinued operations	–	2	–	(9)
Other	(41)	(2)	(101)	(1)

Net increase (decrease) in cash and cash equivalents	(690)	(385)	24	(558)

CASH FROM OPERATING ACTIVITIES

Cash from operating activities decreased 11.4% or $140 million to $1,089 million in Q2 2004, compared to Q2 2003. This was the result of the negative effect of changes in working capital as the May launch of a new billing platform resulted in significant but anticipated delays in invoicing. This was partly offset by improved operating performance.
     In the first six months of 2004, cash from operating activities increased 9.2% or $193 million to $2,284 million, compared to 2003 driven by improved operating performance, partly offset by the negative effect of changes in working capital.

CAPITAL EXPENDITURES

We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $715 million in Q2 2004, or 17.1% of revenues, up from $659 million, or 16.0% of revenues, for the same period last year. In the first six months of 2004, capital expenditures were $1.3 billion, or 15.8% of revenues, up from $1.2 billion, or 14.5% of revenues, for the same period last year. These increases reflect a mix of higher spending towards growth areas of the business and reduced spending in the legacy areas.

BUSINESS ACQUISITIONS

We invested $99 million in business acquisitions in Q2 2004. This consisted mainly of Bell Canada’s purchase of:

  a 100% interest in Infostream.
  BCE Emergis Inc.’s (Emergis) Security business.
  100% of the assets required to carry on the business of Charon.

    Investments of $59 million in Q1 2004 consisted of Bell Canada’s purchase of:

  a 100% interest in Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp (U.S.) (collectively Accutel).
  a 75.8% interest in Elix Inc. (Elix).

20     2004 Quarterly Report     Bell Canada

     We invested $78 million in business acquisitions during the first six months of 2003. This consisted mainly of the purchase of BCE’s 51% interests in BCE Nexxia Corporation for a nominal amount, Fiberco Telecommunications Corporation for $27 million and Bell Globemedia’s 100% interest in Sympatico Inc. for $45 million.

DEBT INSTRUMENTS

We made $475 million of debt repayments (net of issues) in Q2 2004. The repayments included the Series M-15 debentures for $500 million and $114 million of our shared service entity debt. In the first six months of 2004, we made $190 million of debt repayments (net of issues).

CREDIT RATINGS

Our key credit ratings at August 3, 2004, remain unchanged from those listed in the Bell Canada 2003 MD&A.

LIQUIDITY

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.
     Our sources of liquidity and cash requirements remain substantially unchanged from those described in the Bell Canada 2003 MD&A, except for those listed below.

Settlement with MTS
 On May 20, 2004, Bell Canada filed a lawsuit against MTS seeking damages from MTS and an injunction to prevent MTS from breaching the terms and conditions of the commercial agreements between the two companies as a result of the announcement by MTS to purchase Allstream. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages in connection with the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada, recorded in Q2 2004 and received on August 3, 2004, for unwinding various commercial agreements the removal of contractual competitive restrictions thereby allowing Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting interest in MTS has been waived after the receipt of the $75 million payment.
  a premium payment by MTS to us, in the event a change of control of MTS occurs before 2006, in an amount equal to the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction the provision of wholesale services between Bell Canada and MTS on a preferred supplier basis.

     Effective June 2004, we account for our investment in MTS using the cost method, since we no longer have significant influence over the strategic decisions of MTS. As a result of this change, income from MTS will reflect dividends received rather than our interest in MTS’s net earnings. On June 30, 2004, the carrying value of our investment in MTS was $347 million and the fair market value based on the closing price of the common shares of MTS on the TSX was $618 million.
     On August 1, 2004, as a result of certain corporate reorganization steps, the MTS shares were transferred from Bell Canada to BCE Inc. The purpose of these transactions was to ensure that gains expected to be realized on the sale of the MTS shares will be sheltered by available capital loss carryforwards at BCE Inc.

21     2004 Quarterly Report     Bell Canada

Agreement to purchase Canadian assets of 360networks
 In May 2004, Bell Canada announced an agreement to purchase the Canadian assets of 360networks for $275 million in cash. Bell Canada plans to retain all of 360networks’ business, facilities and customer base in Western Canada, and has an agreement to sell the retail customer operations and certain assets in Eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to this Eastern customer base for a share of future revenues. The transaction is expected to close late in Q3 2004 or early in Q4 2004, subject to all terms and conditions under the purchase contract being met.

Sale of remaining interest in the directories business
 On July 21, 2004, we sold our remaining 3.24% interest in the directories business for net cash proceeds of $123 million. This resulted in a gain on sale of $108 million. The taxes payable on this transaction will be sheltered by available capital loss carryforwards.

Acquisition of 40% interest in Bell West
 On August 3, 2004, Bell Canada completed the acquisition of MTS’s 40% interest in Bell West for $645 million in cash. Bell Canada now owns 100% of Bell West.

Voluntary employee departure program
 In June 2004, Bell Canada announced a voluntary employee departure program. The program consists of two phases, the first being a voluntary early retirement plan and the second, a voluntary departure plan. Under both plans, employees who volunteer can elect to receive cash benefits. The total cash requirements, most of which are expected to be incurred in Q4 2004 and Q1 2005, will depend largely on the number of employees who will volunteer under each plan, which is currently not determinable.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations, cash flows or business of one or more Bell Canada companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks that we are currently not aware of.
     In Bell Canada’s 2004 First Quarter MD&A dated May 4, 2004 (the Bell Canada 2004 First Quarter MD&A), we provided a detailed review of the risks that could affect our financial condition, results of operations, cash flows or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity;
  our ability to complete on a timely basis, and the impact on our financial results of, the migration of our multiple service-specific networks to a single IP-based network;
  our ability to increase the number of customers who buy multiple products;
  our ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction;

22     2004 Quarterly Report     Bell Canada

  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is anticipated to increase following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results;
  the outcome of the review by the Canadian government of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings;
  the ability to improve productivity and contain capital intensity while maintaining quality of services;
  the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;
  the availability and cost of capital required to implement our financing plans and fund capital and other expenditures;
  our ability to retain major customers;
  our ability to find suitable companies to acquire or to partner with;
  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or of adverse regulatory initiatives or proceedings, including decisions by the Canadian Radio-television and Telecommunications Commission (CRTC) affecting our ability to compete effectively;
  the risk of litigation should Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;
  the risk of low returns on pension plan assets;
  our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; and
  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services.

     For a more complete description of the risks that could affect our business, please see the Bell Canada 2004 First Quarter MD&A filed by Bell Canada with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 6-K (available on EDGAR at www.sec.gov).
     Please refer to the Bell Canada 2003 AIF filed by Bell Canada with the Canadian securities commissions and with the SEC under Form 40-F for a detailed description of:

  the principal legal proceedings involving Bell Canada;
  certain regulatory initiatives and proceedings concerning Bell Canada.

     Please see Updates to the Description of Risks below and Risks that could affect our Business – Changes to wireline regulations in the Bell Canada 2004 First Quarter MD&A for a description of recent developments, since the Bell Canada 2003 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

UPDATES TO THE DESCRIPTION OF RISKS

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 16 to 25 of the Bell Canada 2004 First Quarter MD&A. For ease of reference, the updates to the description of risks below have been presented under the same

23     2004 Quarterly Report     Bell Canada

headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the Bell Canada 2004 First Quarter MD&A.

RISKS THAT COULD AFFECT OUR BUSINESS

INCREASING COMPETITION

On June 4, 2004, MTS, an established incumbent local exchange carrier, merged with Allstream creating a larger integrated and a new national competitor potentially leading to increased competition in our markets.

RENEGOTIATING LABOUR AGREEMENTS

The collective agreement between Bell Canada and the CEP, representing approximately 7,100 technicians, is expired. On July 12, 2004, the CEP informed Bell Canada that its technicians rejected Bell Canada’s offer of June 17, 2004 to renew the collective agreement. On July 20, 2004, Bell Canada tabled a revised offer and on July 22, 2004 the CEP informed Bell Canada that it would submit Bell Canada’s revised offer to a vote by its members. Although the CEP leadership recommended rejection of Bell Canada’s revised offer, the members will vote on this offer between July 26 and August 12, 2004. The results of the vote will be announced on August 16, 2004. Should the members reject Bell Canada’s July 20 offer, a strike could ensue. Although Bell Canada has implemented a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service during labour disruptions, there can be no assurance that service to Bell Canada’s customers would not be adversely affected should a strike occur. A strike by Bell Canada’s technicians could negatively impact Bell Canada’s financial results.
     On April 23, 2004, the unionized workforce of approximately 4,300 employees of Aliant Telecom Inc. (a wholly-owned subsidiary of Aliant) represented by the Council of Atlantic Telecommunication Unions started a strike. It is not currently possible to determine the duration of the strike. Should the strike continue for a longer period, even though Aliant has implemented a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service during labour disruptions, there can be no assurance that service to Aliant’s customers will not be adversely affected during the strike. The labour disruption at Aliant has already negatively impacted its 2004 second quarter financial results and may, depending on the strike’s duration, continue to adversely affect Aliant’s financial results.

CHANGES TO WIRELINE REGULATIONS

Second Price Cap decision
 On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

  expansion of its broadband services to certain areas;
  rate reductions for certain optional local services; and
  implementation of the network upgrades required to support Bell Canada’s High Probability of Call Completion feature that would allow designated calls on the Bell Canada network to have a higher probability of completion under normal network loads as well as when the Public Switched Telephone Network is busy and experiencing call blocking conditions.

     Should the CRTC not accept Bell Canada’s proposals, there is a risk that the account could be used in a way that could have a negative financial effect on Bell Canada.

24     2004 Quarterly Report     Bell Canada

Licences for Broadcasting
 Bell Canada has applied to the CRTC for licences to operate broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada has proposed that it be licensed under the same terms and conditions as apply to major cable operators. Under the Broadcasting Act, the CRTC must hold a public hearing prior to issuance of a broadcasting licence. The hearing is currently scheduled to take place on August 9, 2004. Cable operators are seeking delays to the licensing and other conditions that would inhibit Bell Canada’s ability to compete with them.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Bell Canada 2003 MD&A.
     We have not had any changes in the accounting standards or our accounting policies other than those described in the Bell Canada 2003 MD&A.

25     2004 Quarterly Report     Bell Canada

Consolidated Financial Statements

Consolidated Statements of Operations

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2004	2003	2004	2003

Operating revenues	4,172	4,130	8,278	8,213

Operating expenses	(2,351)	(2,370)	(4,702)	(4,760)
Amortization expense	(733)	(747)	(1,465)	(1,470)
Net benefit plans cost (Note 4)	(58)	(45)	(118)	(89)
Restructuring and other items (Note 5)	(13)	–	(16)	–

Total operating expenses	(3,155)	(3,162)	(6,301)	(6,319)

Operating income	1,017	968	1,977	1,894
Other income	19	35	49	79
Interest expense	(216)	(232)	(436)	(475)

Pre-tax earnings from continuing operations	820	771	1,590	1,498
Income taxes	(245)	(199)	(441)	(382)
Non-controlling interest	9	(22)	(1)	(41)

Earnings from continuing operations	584	550	1,148	1,075
Discontinued operations	–	5	–	6

Net earnings	584	555	1,148	1,081
Dividends on preferred shares	(17)	(16)	(33)	(32)
Interest on equity-settled notes	–	(10)	–	(25)

Net earnings applicable to common shares	567	529	1,115	1,024

Consolidated Statements of Retained Earnings

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2004	2003	2004	2003

Balance at beginning of period, as previously reported	464	169	313	118
Accounting policy change for asset retirement obligations (Note 1)	–	(7)	(7)	(7)

Balance at beginning of period, as restated	464	162	306	111
Net earnings	584	555	1,148	1,081
Dividends declared on common shares	(402)	(641)	(792)	(1,085)
Dividends declared on preferred shares	(17)	(16)	(33)	(32)
Interest on equity-settled notes	–	(10)	–	(25)

Balance at end of period	629	50	629	50

26     2004 Quarterly Report     Bell Canada

Consolidated Balance Sheets

	June 30	December 31
(in $ millions) (unaudited)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	422	398
Advances made to an affiliated company under common control	–	450
Accounts receivable	1,839	1,711
Other current assets	607	499

Total current assets	2,868	3,058
Capital assets	19,156	19,276
Other long-term assets	3,546	3,526
Indefinite-life intangible assets	796	796
Goodwill	1,730	1,586

Total assets	28,096	28,242

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,968	3,211
Debt due within one year	1,269	1,165

Total current liabilities	4,237	4,376
Long-term debt	9,674	10,024
Other long-term liabilities	2,775	2,695

Total liabilities	16,686	17,095
Non-controlling interest	1,559	1,627

SHAREHOLDERS’ EQUITY
Preferred shares	1,100	1,100
Common shareholder’s equity
Common shares	7,602	7,602
Contributed surplus	520	512
Retained earnings	629	306

Total common shareholder’s equity	8,751	8,420

Total shareholders’ equity	9,851	9,520

Total liabilities and shareholders’ equity	28,096	28,242

27     2004 Quarterly Report     Bell Canada

Consolidated Statements of Cash Flows

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2004	2003	2004	2003

Cash flows from operating activities
Earnings from continuing operations	584	550	1,148	1,075
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	733	747	1,465	1,470
Net benefit plans cost	58	45	118	89
Future income taxes	21	57	37	17
Non-controlling interest	(9)	22	1	41
Contributions to employee pension plans	(23)	(18)	(47)	(22)
Other employee benefit plan payments	(22)	(21)	(46)	(42)
Other	(26)	(156)	10	(184)
Changes in non-cash working capital	(227)	3	(402)	(353)

	1,089	1,229	2,284	2,091

Cash flows from investing activities
Capital expenditures	(715)	(659)	(1,305)	(1,193)
Business acquisitions	(99)	(6)	(158)	(78)
Decrease (increase) in investments accounted for under the cost and equity methods	–	(3)	5	8
Decrease in advances made to an affiliated company under common control	–	–	450	270
Other	(1)	(5)	(8)	(8)

	(815)	(673)	(1,016)	(1,001)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	173	(241)	169	(1,141)
Issue of long-term debt	1	–	449	611
Repayment of long-term debt	(649)	(614)	(808)	(964)
Repayment of equity-settled notes	–	(2,068)	–	(2,068)
Contribution of capital	–	2,696	–	3,043
Cash dividends paid on common shares	(390)	(657)	(851)	(1,004)
Cash dividends paid on preferred shares	(15)	(15)	(30)	(30)
Issue of equity securities by subsidiaries to non-controlling interest	–	30	8	56
Redemption of equity securities by subsidiaries from non-controlling interest	(11)	(16)	(21)	(35)
Cash dividends paid by subsidiaries to non-controlling interest	(32)	(32)	(59)	(59)
Interest paid on equity-settled notes	–	(24)	–	(47)
Other	(41)	(2)	(101)	(1)

	(964)	(943)	(1,244)	(1,639)
Cash provided by (used in) continuing operations	(690)	(387)	24	(549)
Cash provided by (used in) discontinued operations	–	2	–	(9)

Net increase (decrease) in cash and cash equivalents	(690)	(385)	24	(558)
Cash and cash equivalents at beginning of period	1,112	876	398	1,049

Cash and cash equivalents at end of period	422	491	422	491

Consists of:
Cash and cash equivalents of continuing operations	422	482	422	482
Cash and cash equivalents of discontinued operations	–	9	–	9

Total	422	491	422	491

28     2004 Quarterly Report     Bell Canada

The interim consolidated financial statements should be read in conjunction with Bell Canada’s annual consolidated financial statements for the year ended December 31, 2003, on pages 36 to 67 of Bell Canada’s 2003 financial information report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

We, us and our mean Bell Canada, its subsidiaries and joint ventures.

Notes to Consolidated Financial Statements

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2003, except as noted below.

Comparative figures
 We have reclassified some of the figures for the comparative period in the consolidated financial statements to make them consistent with the current period’s presentation.
     We have restated financial information for previous periods to reflect the adoption of section 3110 of the CICA Handbook, Asset retirement obligations, effective January 2004, as described below.

Change in accounting policy
 Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset retirement obligations. The impact on our consolidated statements of operations for the three months and six months ended June 30, 2004 and the comparative periods was negligible. At December 31, 2003 and 2002, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  a decrease of $7 million in the retained earnings.

Stock-based compensation plans
 Starting in 2004, we made a number of prospective changes to the key features in our stock-based compensation plans, which included transferring approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which restricted share units (RSUs) are used. We record compensation expense for each RSU granted equal to the market value of a BCE  Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for future changes in the market value of BCE  Inc. common shares until the vesting date. The cumulative effect of the change will be recognized in the period of the change. Subject to compliance with individual share ownership requirements, vested RSUs will be paid in BCE  Inc. common shares purchased on the open market or in cash at the option of the holder.

NOTE 2 SEGMENTED INFORMATION

Starting in the first quarter of 2004, we report our results of operations under four segments: Consumer, Business, Aliant and Other Bell Canada. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West  Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant  Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.

29     2004 Quarterly Report     Bell Canada

	NOTE 2 SEGMENTED INFORMATION (continued)

			Three months		Six months
	For the period ended June 30		2004	2003	2004	2003

	Operating revenues
	Consumer	External	1,848	1,757	3,662	3,476
		Inter-segment	10	11	21	21

			1,858	1,768	3,683	3,497

	Business	External	1,407	1,413	2,797	2,790
		Inter-segment	34	39	79	81

			1,441	1,452	2,876	2,871

	Aliant	External	491	480	955	944
		Inter-segment	35	37	75	74

			526	517	1,030	1,018

	Other Bell Canada	External	426	480	864	1,003
		Inter-segment	42	37	78	66

			468	517	942	1,069

	Inter-segment eliminations		(121)	(124)	(253)	(242)

	Total operating revenues		4,172	4,130	8,278	8,213

	Operating income
	Consumer		560	503	1,086	996
	Business		227	199	468	389
	Aliant		92	122	174	203
	Other Bell Canada		138	144	249	306

	Total operating income		1,017	968	1,977	1,894
	Other income		19	35	49	79
	Interest expense		(216)	(232)	(436)	(475)
	Income taxes		(245)	(199)	(441)	(382)
	Non-controlling interest		9	(22)	(1)	(41)

	Earnings from continuing operations		584	550	1,148	1,075

The consolidated statements of operations include the results of acquired businesses from the day they were acquired.

NOTE 3 BUSINESS ACQUISITIONS

During the first six months of 2004, we made a number of business acquisitions, which included:

  BCE Emergis Inc.’s (Emergis) Security business – In June 2004, we acquired Emergis’ Security business. The Security business provides organizations with the security infrastructure for their electronic service delivery needs to help ensure data is secure and can be viewed only by the appropriate individuals.
  Infostream Technologies Inc. (Infostream) – In May 2004, Bell Canada acquired 100% of the outstanding common shares of Infostream, which is a systems and storage technology firm providing networking solutions for VoIP, storage area networks and network management.
  Charon Systems Inc. (Charon) – In May 2004, Bell Canada acquired 100% of the assets required to carry on the business of Charon which is a full-service information technology (IT) solutions provider specializing in server based computing, systems integration, IT security, software development and IT consulting.
  Elix Inc. (Elix) – In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix which offers technology consulting, integration and implementation service of call routing and management systems, IT application integration and design and implementation of electronic voice-driven response systems.
  Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp (U.S.) (collectively Accutel)
  – In February 2004, Bell Canada acquired 100% of the outstanding common shares of Accutel, which provides teleconferencing services.

30     2004 Quarterly Report     Bell Canada

NOTE 3 BUSINESS ACQUISITIONS (continued)

The table below provides a summary of the consideration received and the consideration given for all business acquisitions made during the first six months of 2004. In all cases, the purchase price allocation was based on estimates. The final purchase price allocation for each business acquisition is expected to be completed within twelve months from the acquisition date. Of the goodwill acquired:

  $144 million relates to the Business segment
  $30 million is deductible for tax purposes.

Consideration received:
Non-cash working capital	11
Capital assets	36
Other long-term assets	2
Goodwill	144
Long-term debt	(2)

191
Bank indebtedness at acquisition	(3)

Net assets acquired	188

Consideration given:
Cash	153
Acquisition costs paid in cash	2
Future cash payment	4
Non-cash	29

188

NOTE 4 EMPLOYEE BENEFIT PLANS The table below shows the components of the net benefit plans cost.

		Three months				Six months			.
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended June 30	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	58	52	7	8	114	104	15	15
Interest cost on accrued benefit obligation	193	181	25	26	385	362	51	52
Expected return on plan assets	(228)	(224)	(3)	(3)	(454)	(447)	(5)	(5)
Amortization of past service costs	2	3	–	–	4	5	–	–
Amortization of net actuarial losses	5	3	–	–	11	6	–	–
Amortization of transitional (asset) obligation	(10)	(10)	9	9	(21)	(21)	18	18

Net benefit plans cost	20	5	38	40	39	9	79	80

The table below shows the amounts we contributed to the pension plans and the payments made to beneficiaries under other employee benefit plans.

		Three months				Six months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended June 30	2004	2003	2004	2003	2004	2003	2004	2003

Aliant	19	14	1	1	38	17	2	2
Bell Canada	4	4	21	20	9	5	44	40

Total	23	18	22	21	47	22	46	42

31     2004 Quarterly Report     Bell Canada

NOTE 5 RESTRUCTURING AND OTHER ITEMS

	Three months		Six months
For the period ended June 30	2004	2003	2004	2003

Settlement with MTS	75	–	75	–
Provision for contract loss	(110)	–	(110)	–
Restructuring charges	22	–	19	–

Restructuring and other items	(13)	–	(16)	–

Settlement with Manitoba Telecom Services Inc. (MTS)
 On May 20, 2004, Bell Canada filed a lawsuit against MTS seeking damages from MTS and an injunction to prevent MTS from breaching the terms and conditions of the commercial agreements between the two companies as a result of the announcement by MTS to purchase Allstream Inc. (Allstream). On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages in connection with the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada, recorded in the second quarter of 2004 and received on August 3, 2004, for unwinding various commercial agreements the removal of contractual competitive restrictions thereby allowing Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting interest in MTS has been waived after the receipt of the $75 million payment.
  a premium payment by MTS to us, in the event a change of control of MTS occurs before 2006, in an amount equal to the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction the provision of wholesale services between Bell Canada and MTS on a preferred supplier basis.

     Effective June 2004, we account for our investment in MTS using the cost method, since we no longer have significant influence over the strategic decisions of MTS. As a result of this change, income from MTS will reflect dividends received rather than our interest in MTS’s net earnings. On June 30, 2004, the carrying value of our investment in MTS was $347 million and the fair market value based on the closing price of the common shares of MTS on the TSX was $618 million.
     On August 1, 2004, as a result of certain corporate reorganization steps, the MTS shares were transferred from Bell Canada to BCE Inc. The purpose of these transactions was to ensure that gains expected to be realized on the sale of the MTS shares will be sheltered by available capital loss carryforwards at BCE Inc.

Provision for contract loss
 In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. This contract is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect individual government buildings to the network and higher average costs of construction. Based on our current cost estimates, we recorded a provision of $110 million for this contract.

Restructuring charges
 The credit relates primarily to the reversal of previously recorded restructuring charges, which were no longer necessary given the introduction of a new voluntary employee departure program.

32     2004 Quarterly Report     Bell Canada

NOTE 6 STOCK-BASED COMPENSATION PLANS
RSUs

Number of RSUs

Outstanding, January 1, 2004	–
Granted	1,397,523
Expired/forfeited	(30,182)

Outstanding, June 30, 2004	1,367,341

For the three months and six months ended June 30, 2004, we recorded compensation expense of $5 million and $8 million, respectively.

BCE Inc. stock options The table below is a summary of the status of our portion of BCE Inc.’s stock option programs.

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2004	15,769,753	$32
Granted	3,939,000	$30
Exercised	(250,848)	$16
Expired/forfeited	(584,781)	$33
Transfers in/out	478,453	$31

Outstanding, June 30, 2004	19,351,577	$32

Exercisable, June 30, 2004	8,764,857	$34

Assumptions used in stock option pricing model The table below shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

	Three months		Six months
For the period ended June 30	2004	2003	2004	2003

Compensation expense ($ millions)	4	3	8	7
Number of stock options granted	55,000	167,000	3,939,000	3,683,202
Weighted average fair value per option granted ($)	3	6	3	6
Weighted average assumptions
Dividend yield	4.3%	3.7%	4.0%	3.6%
Expected volatility	26%	30%	27%	30%
Risk-free interest rate	3.3%	3.5%	3.1%	4.1%
Expected life (years)	3.5	4.5	3.5	4.5

Starting in 2004, all stock options granted contain specific performance targets that must be met in order to trigger any payments. This is reflected in the calculation of the weighted average fair value per option granted.

NOTE 7 RELATED PARTY TRANSACTIONS

3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., redeemed $12 billion of the outstanding preferred shares held by us and settled the amount owing on the redemption by assigning us its $12 billion demand loan receivable from BCE Inc. This demand loan receivable from BCE Inc. was used to offset our $12 billion demand loan payable to BCE Inc.. As a result, the principal amounts outstanding under this tax loss consolidation savings strategy were reduced from $19 billion to $7 billion.
     As a result of the sale of BCE Inc.’s interest in Emergis, 4122780 Canada Inc., a wholly-owned subsidiary of Emergis, redeemed all of the outstanding preferred shares held by us and settled the amount owing on the redemption by assigning us its $1 billion demand loan receivable from Emergis. This demand loan receivable from Emergis was used to offset our loan payable to Emergis. As a result, all amounts outstanding under this tax loss consolidation savings strategy were settled.

33     2004 Quarterly Report     Bell Canada

NOTE 8 COMMITMENTS AND CONTINGENCIES

Agreement to purchase Canadian assets of 360networks Corporation
 In May 2004, Bell Canada announced an agreement to purchase the Canadian assets of 360networks Corporation for $275 million in cash. The purchase includes the assets of 360networks’ subsidiary GT Group Telecom Services Corporation, and certain related U.S. interconnect assets. Bell Canada plans to retain all of 360networks’ business, facilities and customer base in Western Canada, and has an agreement to sell the retail customer operations and certain assets in Eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to this Eastern customer base for a share of future revenues. The transaction is expected to close late in the third quarter of 2004 or early in the fourth quarter of 2004, subject to all terms and conditions under the purchase contract being met.

NOTE 9 SUBSEQUENT EVENTS

Sale of remaining interest in the directories business
 On July 21, 2004, we sold our remaining 3.24% interest in the directories business for net cash proceeds of $123 million. This resulted in a gain on sale of $108 million. The taxes payable on this transaction will be sheltered by available capital loss carryforwards.

Acquisition of 40% interest in Bell West
 On August 3, 2004, we completed the acquisition of MTS’s 40% interest in Bell West for $645 million in cash. We now own 100% of Bell West. The carrying value of the non-controlling interest in Bell West is approximately $270 million. The excess of the purchase price over the carrying value will be allocated to goodwill, suject to completion of the purchase price allocation. The goodwill is not deductible for tax purposes and will be included in the Business segment. We expect to complete the final purchase price allocation within twelve months from the acquisition date.

Voluntary employee departure program
 In June 2004, Bell Canada announced a two-phase voluntary employee departure program. The first phase is a voluntary early retirement plan, whereby eligible employees can elect to receive a package that includes a cash allowance, immediate pension, additional guaranteed temporary pension payable up to 65 years of age, career transition services and post-retirement benefits. The second phase is a voluntary departure plan, whereby employees can elect to receive a special cash allowance. We will record an expense in the third quarter of 2004, as employees volunteer under the plans. The total expense will depend largely on the number of employees who will volunteer under each plan, which is currently not determinable.

34     2004 Quarterly Report     Bell Canada

This document has been filed by Bell Canada with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s Web site at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Mailing address Bell Canada Corporate Communications 1000, rue de La Gauchetière O. Bureau 3700 Montréal (Québec) H3B 4Y7 e-mail address forum@bell.ca

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tel: 1 800 339-6353
fax: (514) 786-3970

For additional copies of these statements, please call
1 888 932-6666.

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PRINTED IN CANADA 04-08 BC-2E

Certification of Interim Filings
during Transition Period

I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending June 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 4, 2004	By:	(signed) Michael J. Sabia
Michael J. Sabia Chief Executive Officer Bell Canada

Certification of Interim Filings
during Transition Period

I, Siim A. Vanaselja, Chief Financial Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending June 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 4, 2004	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Bell Canada

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: August 4, 2004